Exhibit 99.1

ELBIT IMAGING ANNOUNCES SHARE PURCHASE AGREEMENT
WITH ENTER HOLDINGS

Tel-Aviv, Israel, September 13, 2010, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today that it has entered into a share purchase agreement (the “Agreement”) with Enter Holdings 1 Ltd. (TASE: ENHD) (“Enter”) and Enter’s controlling shareholders, pursuant to which Elbit will be issued by Enter shares representing a 90% interest in Enter and will be granted by Enter] exercise-price free options exercisable into shares of Enter, which together with the aforesaid shares will constitute 98.6% of Enter's share capital (on a fully diluted basis), all in consideration for shares of InSigthec Ltd. (“InSightec”) representing 54.8% of InSightec's share capital (on a fully diluted basis) and shares of Gamida Cell Ltd. (“Gamida”) representing 28.3% of Gamida's share capital (on a fully diluted basis). Under the provisions of the Agreement, simultaneously with the closing of the transaction, Enter’s controlling shareholders will be granted by Enter exercise-price free options to purchase a 0.7% interest in Enter (on a fully diluted basis) and Elbit will be entitled to allow additional investors to invest and purchase up to a 10% interest in Enter at a valuation of NIS 800 million. The closing of the transactions contemplated by the Agreement is subject to the fulfillment of certain conditions precedent stipulated in the Agreement, including obtaining the approval of Enter’s shareholders.

Mr. Dudi Machluf, Co-CEO, Elbit Imaging, commented: "At the beginning of the year we resolved to turn our Medical Division, which include our holdings in InSightec and Gamida, to a public company. A number of options were reviewed and eventually we decided to transfer our Medical Division to a shell company. As a part of the transaction, we intend to raise funds from institutional and private investors at a company valuation of NIS 800 million for Enter, and thereafter to allow the public to be a direct partner in the group's flagship medical companies.

About InSightec
InSightec Ltd. is a privately-held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $130 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

About ExAblate
ExAblate is an Image Guided, non-invasive, Robotic Acoustic Surgery system. The ExAblate system is the first to use the MR guided focused ultrasound technology that combines MRI – to visualize the body anatomy, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to thermally ablate tumors inside the body non-invasively. MR thermometry, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is treated and surrounding non targeted tissue is spared. The ExAblate system was approved by the U.S. Food and Drug Administration in 2004 as a treatment for symptomatic uterine fibroids. Over 6,000 women have been treated worldwide to date with excellent results. ExAblate® 2000 received the European CE Mark for pain palliation of bone metastases in June 2007 and for Adenomyosis in June 2010.

About Gamida Cell
Gamida Cell Ltd. focuses on stem cell expansion technologies and therapeutic products, in development for the treatment of hematological malignancies (blood cancers), autoimmune, and metabolic diseases, as well as regenerative medicine.  Gamida Cell’s therapeutic candidates contain populations of adult stem cells, selected from non-controversial sources such as umbilical cord blood, which are expanded in culture.  Gamida Cell’s flagship product, StemEx, is now being studied as a an alternative therapy to bone marrow transplantation for patients with blood cancers, like leukemia and lymphoma, who cannot find a family related matched bone marrow donor. StemEx has orphan drug designation in the United States and in Europe. It also has a fast track designation by the FDA. For more information, please visit: www.gamida-cell.com. For information regarding the StemEx study: www.stemexstudy.com.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the share purchase agreement, potential litigation associated with the transaction, the failure to obtain the approval of Enter's shareholders, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the transaction, the failure of any party to meet the closing conditions set forth in the share purchase agreement, risks that the proposed transaction disrupts current plans and operations, the extent and timing of regulatory approvals, the distraction of management resulting from the proposed transaction, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054